	Nine Months Ended September 30,	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings (loss) from continuing operating
before provision for income taxes	$9,066,502	$(374,508)	$(1,969,607)	$ 71,487	$ 99,987
Fixed charges (Interest expense)	-	9,890	218,805	94,219	-

Total Earnings (Loss) for Ratio	$9,066,502	$ (364,618)	$(1,750,802)	$ 165,706	$ 99,987

Ratio of Earnings to Fixed charges(1)(2)	-	-	-	1.76	-

(1) In calculating the ratio of earnings to fixed charges, “earnings” consist of income (loss) from continuing operations before income tax, plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt costs and an estimate of the interest within rental expense.

(2) For the years ended December 31, 2013 and 2012, fixed charges exceeded earnings by $0.4 million and $1.8 million, respectively.